Exhibit 12

British American Tobacco p.l.c. (the “Company”)

10 December 2025

Extension of Share Buyback Programme

Further to its announcement on 9 December 2025 in its trading update, the Company announces the extension of its share buyback programme, originally announced on 18 March 2024, by up to £1.3 billion for 2026 (“the Programme”).

The Company has entered into an irrevocable, non-discretionary agreement with UBS AG London Branch (“UBS”) to purchase ordinary shares of the Company (“Shares”) for the next tranche of the Programme, which is expected to be completed during the Company’s closed period commencing on 2 January 2026 and ending at the close of business on 11 February 2026, the day prior to the release of its full year preliminary results.

UBS will make its trading decisions in relation to the Company’s Shares independently of, and uninfluenced by, the Company.

The purpose of the Programme is to reduce the share capital of the Company. The Shares repurchased will be cancelled.  The maximum number of Shares permitted to be purchased by the Company under the Programme, pursuant to the authority granted by its shareholders at the Company’s 2025 AGM, is 220,451,469 Shares (less the number of Shares subsequently purchased by the Company under the Programme since that authority was granted).

Any purchases of Shares by the Company in relation to this announcement will be undertaken within certain pre-set parameters, and in accordance with both the Company’s general authority to repurchase shares granted by its shareholders at the Company’s 2025 AGM (the “Authority”), the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (2016/1052), in each case as such legislation forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended), and Chapter 9.6 of the Financial Conduct Authority’s UK Listing Rules.

Pursuant to the Authority, the maximum price which may be paid for a Share is an amount (exclusive of taxes and expenses) equal to the higher of:

–
105 per cent of the average market value of a Share as derived from the LSE’s Daily Official List for the five business days immediately preceding the day on which the Share is purchased, in accordance with Listing Rule 9.6.1 of the Listing Rules published pursuant to Part 6 of the Financial Services and Markets Act 2000 (“FSMA”) (the “Listing Rules”); and

–
the higher of (i) the price of the last independent trade and (ii) the highest current independent purchase bid on the trading venue where the purchase is carried out, including when the shares are traded on different trading venues, in accordance with Article 3(2) of the UK Safe Harbour Regulation.

Enquiries:

Investor Relations
Victoria Buxton: | IR_team@bat.com

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